

October 25, 2012

Mary Thornton Payne, Esq.
Reed Smith, LLP
1301 K Street, NW, Suite 1100
Washington, D.C. 20005

Re: LocalShares Investment Trust (the "Trust")
    Registration Statement on Form N-1A
    Registration Numbers 333-184163; 811-22755

Dear Ms. Payne:

We have reviewed the registration statement referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. All defined terms have the meanings ascribed to them in the prospectus.

General

We note that LocalShares, Inc. and the Trust have applied for an order under section 6(c) for exemptive relief from certain provisions of the Investment Company Act of 1940 (the "1940 Act"). Please confirm in your response letter that the disclosure contained in the registration statement is and will continue to be in compliance with all of the terms and conditions of the application and order. In this regard, please note that the staff is of the view that it would be inappropriate to accelerate the registration statement prior to such time as the applicants receive an order granting the requested exemptive relief. Also, please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with your registration statement.

LocalShares – NashvilleETF (the "Fund") Prospectus

Prospectus Front Cover Page

Delete the first four paragraphs and instead disclose that LocalShares Investment Trust is a registered investment company offering shares of the Fund, which is an exchange traded fund, and that Fund shares are not individually redeemable by the Fund but rather trade on the NYSE Arca, Inc. in individual share lots.

Fees and Expenses of the Fund (page 1)

The fee table presentation should be limited to the disclosure required or permitted by Item 3 to Form N-1A. Accordingly, please delete the second sentence of the first paragraph.

Disclose in a footnote to the table that "Other Expenses" are based on estimated amounts for the current fiscal year.

In light of the fact that gross expenses are estimated to equal 0.49%, please delete the last two line items from the table and move the information contained in the asterisked footnote to the location in the prospectus that presents that information required by Item 10 of Form N-1A.

We note the absence of the "Acquired Fund Fees & Expenses" line item from the Fund's fee table. Please confirm to us in your response letter that the Fund will not during its first year of operations make investments in an "Acquired Fund" at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in "Other Expenses" or that the Fund does not intend to invest in an Acquired Fund.

Example (page 1)

Revise the first paragraph to limit the disclosure to that which is required or permitted by Item 3 to Form N-1A.

Principal Investment Strategies of the Fund (page 2)

In your response letter, please explain whether the Fund's policy to exclude securities lending collateral from the requirement that the Fund invest at least 80% of its total assets in securities that comprise the LocalShares Nashville Index satisfies the requirements of Rule 35d-1 under the 1940 Act.

Disclose why the Fund, as a principal investment strategy, is focusing on investing in companies that have corporate headquarters in the Nashville, Tennessee region. Will all of the Fund's investee companies also either earn a substantial amount of their revenues from, or have a substantial amount of assets located in, the Nashville, Tennessee region?

In your response letter, please confirm that each constituent security comprising the LocalShares Nashville Index principally trades in a market possessing sufficient depth and liquidity so as to enable the Creation Unit holders the opportunity to enter into arbitrage transactions in respect of shares of the Fund.

Disclose how investors may access publicly available information about the LocalShares Nashville Index and the Index Provider's applicable index methodology.

Revise the disclosure to clarify whether the Fund may "also invest in cash deposits, money market instruments or treasuries" as a principal investment strategy or only as a temporary defensive position.

In light of the composition of the Fund's 80% and 20% investment baskets it appears that, in the last sentence of the third paragraph, the word "may" should be replaced with the word "will."

The disclosure indicates that normally the Fund will invest at least 80% of its total assets in the securities of the LocalShares Nashville Index. Based on this strategy, expand the last paragraph to disclose why "the Adviser expects that, over time, the correlation between the Fund's performance and that of the LocalShares Nashville Index, before fees and expenses, will be 95% or better." In this regard, disclose the types of investment in which the Fund may principally invest as part of its 20% investment basket, and whether investments constituting the 20% investment basket will be limited to those that are intended to assist the Fund's overall portfolio track the LocalShares Nashville Index.

Principal Risks of Investing in the Fund (page 2)

New Fund Risk (page 2)

Expand the "New Fund Risk" disclosure also to state that the Fund may be liquidated at any time without shareholder approval, at a time that is not favorable for all of its shareholders, and that a liquidation will trigger income tax consequences to the Fund's shareholders.

Lack of Diversification Risk (page 3)

Disclose, as of a recent date, the largest percentage of any one constituent security represented in the LocalShares Nashville Index.

Geographic Concentration Risk (page 3)

Expand the disclosure to specifically identify any material risk pertaining to the Nashville, Tennessee region that may have a material impact on the Fund's investing substantially all of its assets in the securities of companies that have their headquarters or principal place of business located in the Nashville, Tennessee region.

Healthcare Sector Risk (page 3)

Disclose, as of a recent date, the approximate percentage of the LocalShares Nashville Index constituent securities represented by the healthcare sector.

Small-Capitalization Investing (page3)

It appears that the Fund may also invest a relatively large percentage of its assets in micro-cap companies. If it may do so, then also add a separate risk factor in respect of such investments.

Additional Information about the Fund's Investment Strategies and Risks (page 5)

Provide all of the disclosure required by Item 9 of Form N-1A.

General (page 5)

Disclose the characteristics of the Nashville, Tennessee market that "are especially conducive to the economic success, and therefore to the investment performance of publicly traded companies headquartered in" that local market.

Principal Investment Strategies (page 5)

Expand the disclosure to explain how the investments described in the last sentence will help the Fund track the LocalShares Nashville Index. Also clarify whether the Fund's 20% investment basket will be limited to the securities described in the last sentence.

Dividends and Distributions (page 8)

Disclose that stockholders who receive distributions in the form of additional shares of the Fund will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends but will not receive a corresponding cash distribution with which to pay any applicable tax. Also disclose that reinvested dividends increase the Fund's assets on which a management fee are payable to the Adviser and the Sub-Adviser.

Statement of Additional Information

Investment Company Securities (page 3)

In the second paragraph, clarify that the Fund's shareholders will also indirectly bear a proportionate share of the Fund's investments in the securities of other investment companies.

Repurchase Agreements (page 4)

Clarify that repurchase agreements constitute loans that are made by the Fund. Also specify the maximum percentage of the Fund's total assets that can be invested in repurchase agreements.

Securities Lending (page 4)

Specify the maximum percentage of Fund assets that may be devoted to securities lending.

Disclose that the costs of securities lending do not appear in the Fund's fee table. Also disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending.

Expand the first paragraph to clarify that the Fund's Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Future Developments (page 5)

In your response letter, confirm to the staff that the Fund will sticker the prospectus or SAI, as applicable, to provide relevant explanatory and risk disclosure pertaining to the "other" securities contracts and investments in which it may in the future invest.

Non-Fundamental Policies (page 7)

The first six "non-fundamental investment policies" should instead be recast as fundamental investment policies of the Fund. Also expand the disclosure to provide a definition of "fundamental investment policy."

Add a fundamental policy regarding the Fund's ability to concentrate its investments.

Add narrative disclosure to briefly describe what is "permitted under the 1940 Act" where such phrase is used in respect of the applicable investment policies.

Add a non-fundamental investment restriction prohibiting the Fund from purchasing any security while outstanding borrowings by the Fund represent more than 5% of the Fund's total assets. In the alternative, add leverage risk disclosure to the prospectus.

Add a non-fundamental investment policy setting forth the maximum percentage of the Fund's assets that could be mortgaged, pledged, hypothecated or in any manner constitute security for indebtedness.

The Fund's limitation on investing in illiquid securities, currently described on page 3, should also be presented as a non-fundamental investment policy of the Fund.

Placement of Redemption Orders for the Fund Outside the Clearing Process (page 22)

Please confirm that any "redemption transaction fee and additional charge for requested cash redemptions" or any other redemption transaction fee together will not exceed 2%. *See* Rule 22c-2 under the 1940 Act.

Federal Tax Treatment of Certain Fund Investments (page 26)

In your response letter, confirm that the Fund will not engage in any of the transactions described in the first sentence of this section. In the alternative, provide prospectus and/or SAI explanatory and risk disclosure, as applicable. *See generally* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Part C - Other Information

Item 35. Undertakings.

In your response letter, please advise the staff which category of "persons," either Authorized Participants or retail investors, the Trust intends to use when determining whether it has reached the 25 persons threshold referenced in its undertaking. If the Trust intends to use Authorized Participants in this regard, then also advise us why this approach is consistent with section 14 of the 1940 Act and the approximate date by which the Trust would expect to file its audited financial statements.

Provide the undertaking required by Rule 484 of Regulation C under the Securities Act.

Signatures

At the time the registration statement was originally filed, Elizabeth S. Courtney was the sole initial trustee of the Trust. Prior to effectiveness of the registration statement, the Trust must have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act of 1940. Additionally, please note the signature requirements of section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Trust's Board of Trustees, its principal executive officer, its principal financial officer and its principal accounting officer or comptroller.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of the comments contained in this letter. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore

Senior Counsel